EXHIBIT 99.1

HEXO announces closing of Redecan transaction

OTTAWA, Aug. 30, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce completion of the previously announced acquisition of all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer (the “Transaction”). At closing, HEXO paid the selling shareholders of Redecan $400 million in cash (subject to certain customary closing adjustments) and delivered 69.7 million newly issued common shares of HEXO (the “Consideration Shares”).

“This is an exciting day for HEXO and Redecan employees, investors, consumers and stakeholders,” said HEXO CEO and co-founder Sebastien St-Louis. “The completion of this transaction is aligned with our corporate growth strategy and will further strengthen our position as a leader in the Canadian cannabis industry, bolstering the combined company as we look towards becoming a top three global cannabis products company and continue on the path towards positive EPS.”

In connection with closing of the Transaction, HEXO entered into an investor rights agreement (the “Investor Rights Agreement”) with certain Redecan sellers to provide for certain customary governance rights, including limited demand and piggyback registration rights. A copy of the Investor Rights Agreement will be filed under HEXO’s profile on SEDAR at www.sedar.com. Furthermore, pursuant to the share purchase agreement entered into in connection with the Transaction, resale of the Consideration Shares by Redecan sellers will be restricted by a 24-month hold period during which, subject to certain exceptions, each Redecan sellers will be entitled to sell a maximum of 1/24th of the initial amount of such Redecan seller’s Consideration Shares issued under the Transaction. The Redecan sellers have also agreed to be bound by customary standstill provisions for an 18-month period.

Pursuant to the Transaction and terms of the Investor Rights Agreement, Peter James Montour joins the HEXO board of directors, which also includes Emilio Imbriglio, Vincent Chiara, Jason Ewart, Adam Miron, Michael Munzar, Sébastien St-Louis and Rose Marie Gage. Will Montour will act as non-voting observer on the board of directors, until his election to the board in accordance with the Investor Rights Agreement.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Redecan, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s acquisition of Redecan and the expected closing of its previously announced acquisition of 48North Cannabis Corp., HEXO expects to be the number one cannabis products company in Canada by recreational market share. HEXO is in compliance with applicable laws in the jurisdictions in which it operates.

For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Neither the TSX, nor NASDAQ accepts responsibility for the adequacy or accuracy of this release.